Exhibit 99.1

•                  RECORD TOTAL REVENUE OF £515.3 MILLION

•                  RECORD ADJUSTED EBITDA OF £191.9 MILLION

•                  RECORD OPERATING PROFIT OF £68.9 MILLION

MANCHESTER, England. — 12 September 2016 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2016 fiscal fourth quarter and twelve months ended 30 June 2016.

Highlights

•                  Won the FA Cup for a record equalling 12th time

•                  Premier League Domestic live broadcasting rights up 70% and International rights up approximately 40% for the 2017 to 2019 cycle

•                  14 Sponsorship deals announced during the fiscal year:

•                  6 global sponsorship partnerships

•                  5 regional sponsorship partnerships, and

•                  3 financial services, MUTV and telecom partnerships.

•                  Initiated the partnership with adidas on 1 August 2015.

•                  Very successful launch of 2015/16 new kit

•                  Brought the management of Old Trafford Megastore in-house

•                  Signed several licensing deals including Sbenu, New Era and Columbia

•                  Appointed José Mourinho as manager

Commentary

Ed Woodward, Executive Vice Chairman commented, “Our record Fiscal 2016 financial performance reflects the continued underlying strength of the business and the Club is on target to achieve record revenues in 2017, even without a contribution from the Champions League.  This strong financial performance has enabled us to invest in our squad, team management and facilities to position us to challenge for, and win, trophies in the coming years.”

Outlook

For fiscal 2017, Manchester United expect:

•                  Revenue to be £530m to £540m.

•                  Adjusted EBITDA to be £170m to £180m.

Key Financials (unaudited)

£ million (except earnings	Twelve months ended 30 June			Three months ended 30 June
per share)	2016	2015	Change	2016	2015	Change
Commercial revenue	268.3	196.9	36.3%	65.2	45.9	42.0%
Broadcasting revenue	140.4	107.7	30.4%	47.7	40.8	16.9%
Matchday revenue	106.6	90.6	17.7%	21.6	19.1	13.1%
Total revenue	515.3	395.2	30.4%	134.5	105.8	27.1%
Adjusted EBITDA*	191.9	120.3	59.5%	49.3	32.2	53.1%
Operating profit	68.9	31.6	>100%	3.6	8.9	(59.6%)

Profit/(loss) for the period (i.e. net income)	36.4	(0.9)	—	(0.9)	(6.9)	(87.0%)
Basic earnings/(loss) per share	22.19	(0.55)	—	(0.58)	(4.22)	(86.3%)
Adjusted profit for the period (i.e. adjusted net income)*	40.8	3.4	>100%	8.7	1.4	>100%
Adjusted basic earnings per share (pence)*	24.91	2.09	>100%	5.31	0.85	>100%

Net Debt*	260.9	255.2	2.2%	260.9	255.2	2.2%

* Adjusted EBITDA, adjusted profit for the period, adjusted basic earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

Revenue Analysis

Commercial

Commercial revenue for the year was £268.3 million, an increase of £71.4 million, or 36.3%, over the prior year.

•                  Sponsorship revenue was £160.1 million, an increase of £5.2 million, or 3.4%, over the prior year.

•                  Retail, Merchandising, Apparel & Product Licensing revenue was £97.3 million, an increase of £65.7 million, or 207.9%, over the prior year, primarily due to the commencement of the new agreement with adidas from 1 August 2015, which included a step-up in minimum guaranteed revenues and the contribution from several business previously operated by Nike.

•                  Mobile & Content revenue was £10.9 million, an increase of £0.5 million, or 4.8%, over the prior year.

For the quarter, commercial revenue was £65.2 million, an increase of £19.3 million, or 42.0%, over the prior year quarter.

•                  Sponsorship revenue was £37.6 million, an increase of £2.3 million, or 6.5%, over the prior year quarter.

•                  Retail, Merchandising, Apparel & Product Licensing revenue was £24.9 million, an increase of £16.6 million, or 200.0%, over the prior year quarter.

•                  Mobile & Content revenue was £2.7 million, an increase of £0.4 million, or 17.4%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the year was £140.4 million, an increase of £32.7 million, or 30.4%, over the prior year, primarily due to participation in UEFA competitions.

Broadcasting revenue for the quarter was £47.7 million, an increase of £6.9 million, or 16.9%, over the prior year quarter, primarily due to domestic cup progression and UEFA competition wash-up payments.

Matchday

Matchday revenue for the year was £106.6 million, an increase of £16.0 million, or 17.7%, over the prior year, primarily due to participation in UEFA competitions plus domestic cup progression.

Matchday revenue for the quarter was £21.6 million, an increase of £2.5 million, or 13.1%, over the prior year quarter, primarily due to playing one more FAPL home game in the quarter plus domestic cup progression.

Other Financial Information

Operating expenses

Total operating expenses for the year were £436.6 million, an increase of £49.4 million, or 12.8%, over the prior year.

Employee benefit expenses

Employee benefit expenses for the year were £232.2 million, an increase of £29.6 million, or 14.6%, over the prior year, primarily due to renewals of existing player contracts, coupled with an uplift in annual player salaries due to participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the year were £91.2 million, an increase of £18.9 million, or 26.1%, over the prior year, primarily due to retail, merchandising, apparel and licensing costs now being recognized in-house, plus an increase in matchday costs as a result of playing eight additional home games in the current year.

Depreciation & amortization

Depreciation for the year was £10.1 million, a decrease of £0.2 million, or 1.9%, over the prior year. Amortization for the year was £88.0 million, a decrease of £11.7 million, or 11.7%, over the prior year quarter. The unamortized balance of players’ registrations at 30 June 2016 was £241.7 million.

Exceptional items

Exceptional costs for the year were £15.1 million, of which £8.4 million related to compensation to the former manager and certain members of the coaching staff for loss of office and £6.7 million related to a registrations’ impairment charge regarding a reduction in the carrying value of a player no longer considered to be a member of the first team playing squad. Exceptional costs for the prior year were £2.3 million.

Net finance costs

Net finance costs for the year were £20.0 million, a decrease of £15.2 million, or 43.2%, over the prior year, including the reduction in interest payable on the secured term loan facility and senior secured notes following the refinancing in June 2015.

Tax

The tax expense for the year was £12.5 million, compared to a credit of £2.7 million in the prior year.

Cash flows

Net cash generated from operating activities for the year was £186.1 million, an increase of £42.2 million over the prior year primarily related to a reduction in interest payments.

Net capital expenditure on property, plant and equipment for the year was £5.1 million, a decrease of £0.4 million over the prior year.

Net capital expenditure on intangible assets for the year was £99.7 million, an increase of £2.9 million over the prior year.

Net cash used in financing activities for the year was £20.5 million, an increase of £65.1 million compared to £44.6 million net cash generated from financing activities in the prior year which reflected the refinancing in June 2015.

Overall cash and cash equivalents (including the effects of exchange rate changes) increased by £73.4 million in the year.

Net Debt

Net Debt as of 30 June 2016 was £260.9 million, an increase of £5.7 million over the prior year primarily due to the impact of foreign exchange rate movements on our USD denominated debt (USD/GBP exchange rate moved from 1.5712 at 30 June 2015 to 1.3332 at 30 June 2016) offsetting the increase in cash outlined above.

Dividend

The Board of Directors recently approved replacing the previous quarterly cash dividend with a regular semi-annual cash dividend on the Company’s outstanding Class A and Class B ordinary shares of $0.09 per share which will be paid in January and June 2017.  The specific record, ex dividend, and payment dates with respect to each semi-annual cash dividend will be announced in future releases.

Conference Call Information

The Company’s conference call to review fiscal 2016 and fourth quarter results will be broadcast live over the internet today, 12 September 2016 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 138-year heritage we have won 64 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended 30 June 2016 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation, amortization, (loss)/profit on disposal of intangible assets, exceptional items, net finance costs, and tax.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit/(loss) for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on derivative financial instruments, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 35%; 2015: 35%). The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group in the foreseeable future.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of charges/credits related to ‘one-off’ transactions and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of (loss)/profit for the period to adjusted profit/(loss) for the period is presented in supplemental note 3.

3.    Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

4.    Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Twelve months ended		Three months ended
	30 June		30 June
	2016	2015	2016	2015
Commercial % of total revenue	52.1%	49.8%	48.5%	43.4%
Broadcasting % of total revenue	27.2%	27.3%	35.5%	38.6%
Matchday % of total revenue	20.7%	22.9%	16.0%	18.0%
Home Matches Played
FAPL	19	19	5	4
UEFA competitions	6	—	—	—
Domestic Cups	4	2	—	—
Away Matches Played
UEFA competitions	6	—	—	—
Domestic Cups	5	4	3	—
Other
Employees at period end	810	778	810	778
Employee benefit expenses % of revenue	45.1%	51.4%	45.7%	51.7%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2016/17 season*	3	7	4	5	19
2015/16 season	4	5	5	5	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations:	Media: Philip Townsend
Samanta Stewart	Manchester United plc
+44 207 054 5928	+44 161 868 8148
ir@manutd.co.uk	philip.townsend@manutd.co.uk

Jim Barron / Michael Henson
Sard Verbinnen & Co
+ 1 212 687 8080
JBarron@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2016	2015	2016	2015
Revenue	515,345	395,178	134,575	105,777
Operating expenses	(436,709)	(387,179)	(126,131)	(102,315)
(Loss)/profit on disposal of intangible assets	(9,786)	23,649	(4,948)	5,445
Operating profit	68,850	31,648	3,496	8,907
Finance costs	(20,459)	(35,419)	(7,534)	(17,038)
Finance income	442	204	152	68
Net finance costs	(20,017)	(35,215)	(7,382)	(16,970)
Profit/(loss) before tax	48,833	(3,567)	(3,886)	(8,063)
Tax (expense)/credit	(12,462)	2,672	2,929	1,153
Profit/(loss) for the period	36,371	(895)	(957)	(6,910)

Basic earnings/(loss) per share:
Basic earnings/(loss) per share (pence)	22.19	(0.55)	(0.58)	(4.22)
Weighted average number of ordinary shares outstanding (thousands)	163,890	163,795	163,892	163,798
Diluted earnings/(loss) per share:
Diluted earnings/(loss) per share (pence)	22.13	(0.55)	(1)	(4.21)
Weighted average number of ordinary shares outstanding (thousands)	164,319	164,132	164,319	164,132

(1) For the three months ended 30 June 2016, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 June 2016	As of 30 June 2015
ASSETS
Non-current assets
Property, plant and equipment	245,714	250,626
Investment property	13,447	13,559
Intangible assets	665,634	660,397
Derivative financial instruments	3,760	—
Trade and other receivables	11,223	3,836
Deferred tax asset	145,461	133,640
	1,085,239	1,062,058
Current assets
Inventories	926	—
Derivative financial instruments	7,888	27
Trade and other receivables	128,657	83,627
Tax receivable	—	124
Cash and cash equivalents	229,194	155,752
	366,665	239,530
Total assets	1,451,904	1,301,588

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 June 2016	As of 30 June 2015
EQUITY AND LIABILITIES
Equity
Share capital	52	52
Share premium	68,822	68,822
Merger reserve	249,030	249,030
Hedging reserve	(32,989)	4,729
Retained earnings	173,367	155,285
	458,282	477,918
Non-current liabilities
Derivative financial instruments	10,637	2,769
Trade and other payables	41,450	48,078
Borrowings	484,528	410,482
Deferred revenue	38,899	21,583
Deferred tax liabilities	14,364	17,311
	589,878	500,223
Current liabilities
Derivative financial instruments	2,800	2,966
Tax liabilities	6,867	2,105
Trade and other payables	199,669	131,283
Borrowings	5,564	485
Deferred revenue	188,844	186,608
	403,744	323,447
Total equity and liabilities	1,451,904	1,301,588

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2016	2015	2016	2015
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	200,864	195,021	155,263	149,289
Interest paid	(13,219)	(42,624)	(1,682)	(18,488)
Debt finance costs relating to borrowings	—	(6,508)	—	(5,684)
Interest received	487	502	241	45
Tax paid	(2,040)	(2,466)	(142)	(185)
Net cash generated from operating activities	186,092	143,925	153,680	124,977
Cash flows from investing activities
Payments for property, plant and equipment	(5,101)	(5,466)	(4,318)	(1,380)
Proceeds from sale of property, plant and equipment	19	—	—	—
Payments for intangible assets	(138,095)	(117,446)	(25,155)	(16,174)
Proceeds from sale of intangible assets	38,357	20,649	1,628	486
Net cash used in investing activities	(104,820)	(102,263)	(27,845)	(17,068)
Cash flows from financing activities
Proceeds from borrowings	—	272,539	—	267,835
Repayment of borrowings	(371)	(227,950)	(94)	(227,649)
Dividends paid	(20,084)	—	(5,080)	—
Net cash (used in)/generated from financing activities	(20,455)	44,589	(5,174)	40,186
Net increase in cash and cash equivalents	60,817	86,251	120,661	148,095
Cash and cash equivalents at beginning of period	155,752	66,365	104,202	11,204
Effects of exchange rate changes on cash and cash equivalents	12,625	3,136	4,331	(3,547)
Cash and cash equivalents at end of period	229,194	155,752	229,194	155,752

SUPPLEMENTAL NOTES

1              General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit/(loss) for the period to adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit/(loss) for the period	36,371	(895)	(957)	(6,910)
Adjustments:
Tax expense/(credit)	12,462	(2,672)	(2,929)	(1,153)
Net finance costs	20,017	35,215	7,382	16,970
Loss/(profit) on disposal of intangible assets	9,786	(23,649)	4,948	(5,445)
Exceptional items	15,135	2,336	15,135	—
Amortization	88,009	99,687	23,059	25,756
Depreciation	10,079	10,324	2,588	2,959
Adjusted EBITDA	191,859	120,346	49,226	32,177

3                               Reconciliation of profit/(loss) for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Twelve months ended 30 June		Three months ended 30 June
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit/(loss) for the period	36,371	(895)	(957)	(6,910)
Exceptional items	15,135	2,336	15,135	—
Accelerated amortisation of issue discount and debt finance costs	—	3,773	—	3,773
Premium on redemption of senior secured notes	—	3,552	—	3,552
Foreign exchange losses on unhedged US dollar denominated borrowings	4,136	288	3,164	288
Fair value movement on derivative financial instruments	(5,288)	(1,115)	(1,025)	2,596
Tax expense/(credit)	12,462	(2,672)	(2,929)	(1,153)
Adjusted profit before tax	62,816	5,267	13,388	2,146
Adjusted tax expense (using a normalised tax rate of 35% (2015: 35%))	(21,986)	(1,843)	(4,686)	(751)
Adjusted profit for the period (i.e. adjusted net income)	40,830	3,424	8,702	1,395

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	24.91	2.09	5.31	0.85
Weighted average number of ordinary shares outstanding (thousands)	163,890	163,795	163,892	163,798
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	24.85	2.09	5.30	0.85
Weighted average number of ordinary shares outstanding (thousands)	164,319	164,132	164,319	164,132

4                               Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit/(loss) for the period	36,371	(895)	(957)	(6,910)
Tax expense/(credit)	12,462	(2,672)	(2,929)	(1,153)
Profit/(loss) before tax	48,833	(3,567)	(3,886)	(8,063)
Depreciation	10,079	10,324	2,588	2,959
Impairment charges	6,693	—	6,693	—
Amortization	88,009	99,687	23,059	25,756
Loss/(profit) on disposal of intangible assets	9,786	(23,649)	4,948	(5,445)
Net finance costs	20,017	35,215	7,382	16,970
Loss on disposal of property, plant and equipment	126	5	116	—
Equity-settled share-based payments	1,795	1,352	625	323
Net exchange differences	570	(584)	(1,364)	(54)
Other fair value (gains)/losses on derivative financial instruments	(8,230)	5,498	(2,601)	1,156
Reclassified from hedging reserve	1,382	(4,713)	374	(939)
(Increase)/decrease in inventories	(926)	—	367	—
(Increase)/decrease in trade and other receivables	(31,741)	58,503	(33,515)	28,573
Increase in trade and other payables and deferred revenue	54,471	16,950	150,477	88,053
Cash generated from operations	200,864	195,021	155,263	149,289